UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cazoo Group Ltd
Full Name of Registrant

N/A
Former Name if Applicable

40 Churchway
Address of Principal Executive Office (Street and Number)

London NW1 1LW United Kingdom
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the significant amount of time devoted by management of Cazoo Group Ltd (the “Company”) to pursuing strategic alternatives and changing its business model as previously disclosed, which has also required a dedication of the Company’s limited personnel and financial resources that precluded the Company from completing the preparation and review of its financial statements and disclosures for the reporting period, and because of the Company’s liquidity concerns whereby it would not be able to demonstrate an ability to continue as a going concern in the medium- to long-term, the Company is unable to file its Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) on or before the prescribed filing date without unreasonable effort or expense. The Company does not currently expect to file the 2023 Form 20-F on or before the fifteen-day extension period granted pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended. At this time, the Company cannot estimate when it will be able to file the 2023 Form 20-F, if at all.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gareth Purnell	+44	20 3901 3488
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

  ☒  Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended December 31, 2023 differed significantly from its results of operations for the year ended December 31, 2022 due to the reasons described in Part III above.

Cazoo Group Ltd

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	Cazoo Group Ltd

	By:	/s/ Gareth Purnell
	Name:	Gareth Purnell
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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